daiei


06018867

RECEIVED

2006 NOV 28 P 3:52

OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 22, 2006

SUPPL

Dear Sirs,

We extend our sincere appreciation for your kind attention being given to our Company.

We are pleased to send you herewith a copy of the 56th Daiei Business Report of our Company for the six-month period ended August 31, 2006.

Yours faithfully,

Shinji Hikoe

Shinji Hikoe
Divisional Manager
Finance Division
The Daiei, Inc.

dlw 11/29

Daiei

Daiei Business Report

Interim Report for the 56th Fiscal Term

From March 1, 2006 to August 31, 2006

Message from the management

First of all, we would like to thank our shareholders for their continued support.

Currently at Daiei, we are promoting efforts to revitalize the company, based on our "Business Plan", both from the standpoint of "disposing of our negative legacy" and "enhancing our enterprise value."

In October 2005, we formulated the "New Daiei Group Mission" and in December, as a symbol of our transition, we adopted a new logo design and the new slogan, "The Supermarket that Makes Meals Taste Good". With the implementation of these new efforts, it is our intention to instill in each of our employees a change in mindset and a transformation in behavior, to complete our revitalization at the earliest possible date and to evolve and nurture a new style of retailing in Japan.

As of the fiscal year ended February 28, 2006, measures to "dispose of our negative legacy", including closing down unprofitable stores and withdrawing from non-core businesses, were nearing completion, almost according to schedule. From the perspective of "enhancing our enterprise value", and as a means of reinforcing the sales capabilities of our core retail business, we have been steadily implementing store-front strategies, including the renovation of our sales floors and attracting blue-chip tenants, product strategies, including the development of our private brand, "Want to eat deliciously!", the "Declaration of Freshness" for our green produce and the "Tasty Delicatessen Declaration," and personnel instruction measures, including the establishment of a training center.

"A happy store always full of new discoveries: A lively store always filled with smiles: we, at Daiei, along with our valued customers, will cherish the fun of everyday shopping." Under this corporate philosophy, we have made it our basic management policy to contribute to society by providing for our local customers a store that is indispensable to everyday life. At the same time, we will strive to further "enhance our enterprise value" and put our finances on a sound footing, while strengthening and expanding our sales capabilities and ultimately

realizing the early revitalization of our company. We therefore request your continued support and understanding.

November 2006

Fumiko Hayashi, Chairman of Executive Director

Toru Nishimi, President of Executive Director

New steps toward revitalization

Acting upon the decision by the Industrial Revitalization Corporation of Japan (hereinafter "IRCJ") to grant support in December 2004, the Company decided to form a capital alliance with Marubeni Corporation (hereinafter "Marubeni") and Advantage Partners, Inc. (currently Advantage Partners, LLP, which has succeeded the position of sponsor of the Company from Advantage Partners, Inc.) (hereinafter the two will be collectively referred to as the "Sponsor Group") as sponsors and in May of the same year, inaugurated a new business management structure. Since then, the Company, aided by the IRCJ, the Sponsor Group and various related parties, has striven to establish a "New Daiei" and has been steadily implementing the Business Revitalization Plan.

In terms of "Disposing of our negative legacy," thanks to the support of the IRCJ, measures have been completed almost according to schedule as of the fiscal year ended February 2006, and as for "enhancement of our enterprise value," reinforcement efforts have been made to our sales capabilities in our core business of retailing, through the implementation of various sales improvement measures aided by the Sponsor Group, resulting in steady improvements in our business performance.

Under these circumstances, the IRCJ deemed that the revitalization of the Company had made a certain amount of progress and at the same time Marubeni confirmed that the Company was well on its way toward revitalization judging from the fact that the "disposal of negative legacy" was nearly complete, that the recovery trend in the Company's business performance could be utilized to put it back on a growth cycle at an earlier date. Signs of recovery were also discerned in the domestic consumer market, along with a potential increase in the commercial value of the Company's centrally located stores as a result of the revision to the Three Laws of City Planning. Consequently, after deliberations the IRCJ and the Sponsor Group decided to transfer all Class-A shares of the Company held by the IRCJ to Marubeni in August 2006.

The Company believes that having Marubeni as its largest shareholder will reinforce the Company's financial foundations and that Marubeni's management know-how, borne out of its strengths as a major trading house, will accelerate the growth strategies of the Company's core businesses, thereby further ensuring the business revitalization process and consequently enhancing the Company's enterprise value.

Moreover, under its partnership with Marubeni, the Company has been further fortifying its business management structure, appointing five new directors at the Extraordinary Meeting of Shareholders held on October 6, 2006, and together with the existing directors, inaugurating a new management structure consisting of nine directors.

Commencement of considerations for a capital/business alliance

On October 13, 2006 the Company and Marubeni concluded an agreement with Aeon Co., Ltd. (hereinafter "Aeon") to commence negotiations on a capital and business alliance between the Company and Aeon.

In order to expedite consolidation of its business foundations and the further enhancement of its enterprise value, the Company decided that a capital and business alliance with a business partner specializing in retail distribution would be essential, and studies and analyses were carried out for possible candidates.

Following these deliberations, it was decided that from the perspective of respecting each other's goodwill and maintaining the independence of the Company, while motivating employees and creating the assortment of goods and sales floors that would satisfy the Company's customers, Aeon would be the most suitable partner.

With a view to sharing the infrastructure and know-how of the two companies and pursuing synergy, thereby raising the Company's efficiency and expanding its business, the three companies will discuss share transfers (transfer of approximately 15% of the Company's Class-A Shares held by Marubeni and approximately 20% of Maruetsu shares held by the Company) and the details of the business alliance between the Company and Aeon, in order to realize the capital and business alliance by March 2007.

Efforts to "enhance enterprise value"

Store Renovations

Implementation of store renovations that meet store characteristics

The Company has been aggressively undertaking store renovations in order to provide an assortment of goods that meets the demands of its local customers and realize a fresh, clean retail environment. During the period under review, stores in Tokorozawa (Saitama) and Chibanaganuma (Chiba) opened in March for a total of 29 Company-wide and 44 Group-wide renovations.

During the latter half of the year stores opened in Himonya (Tokyo) and Ebina (Kanagawa) and for the full fiscal year renovations at 60 to 70 stores are scheduled for the Company alone.

Introducing outside tenants including "g.u."

The Company is actively recruiting outside tenants in order to upgrade the appeal of the stores and attract a greater number of customers with synergistic effects spurred by the presence of directly managed retail stores. To date, stores such as Akachan Honpo, Nitori, Yuzawaya, and Uniqlo have set up shop in our premises.

As for the casual apparel brand, "g.u." developed by the First Retailing Group, beginning with the launch on October 13 of the Minamigyotoku and Yokosuka stores, 13 stores were opened by November. "g.u." targets family customers (i.e. ranging from children to adults), by providing casual apparel that is high-quality and fashionable but reasonably priced. "g.u." has contributed to the revitalization of the Company's fashion floors and has brought a greater number of customers to the stores in general.

The Evolution of the Group's Specialty Stores

The specialty stores of the Group Companies have also evolved into more attractive shops in their own right.

The ROBELT, Inc. has launched "JOINT Red Label," a new type of jeans/casual shop at a number of stores, including the Company's Yokosuka Store, Shin-Matsudo Store, Kanazawa-hakkei Store and Yokohama Nishiguchi Store. By fusing the import brand/trendy items-oriented young adult customer base, which had traditionally been the strength of "JOINT," with the basic products-oriented middle-aged customer base, "JOINT Red Label" is now offers merchandise and sales floors that target the "new family" customer base. The shops also offer everyday lifestyle goods to a wide range of customers.

Newly opened stores

Development of new stores closely linked to local communities

In order to strengthen its business foundations, the Daiei Group has been engaged in opening different types of stores, including the SM stores (Supermarket Stores).

In July of this year, Gourmet City Kyushu opened the Gourmet City Notame Store (Fukuoka). In addition to offering specialty high-quality items including fresh Fukuoka-grown vegetables, and "Satsuma Hime Beef," bred in farms under the direct management of the Company with special emphasis on safety, taste and peace of mind, the store, in keeping with its 24-hour operation, also offers merchandise normally found at convenience stores, such as candies, drinks, alcoholic beverages, breads and sweets.

Big-A, Inc., which operates the discount store Big-A in the Kanto region, is also actively engaged opening new stores, with five openings during the period under review. Big-A plans to open approximately 20 new stores during the fiscal year.

Product Developments

Renewal of the "Savings" line of products

The "Savings" line, which was originally launched in 1980, embodying the motto, "from the pursuit of prices to the pursuit of value," has been positioned as the core brand in the Company's strategy of developed product lines, and was renewed in June of this year with a new logo and package designs.

The new logo design incorporates an exclamation mark as a symbol of the many "hints" the Company has to offer to its customers in order to lead a relaxed lifestyle. The new package design reflects the voices of our customers by indicating food allergens, preparation methods and methods of use through illustrations and placing marks at package openings, thereby making the packages even easier to read and handle.

Launch of the second series in the "Want to eat deliciously!" line

As part of the second series of the processed food line "Want to eat deliciously," which was first launched in March of this year, 53 new products were put on sale from September 21.

In addition to sweets including sweet potato cakes and custard cream puffs, and new product groups including hot-pot soups and frozen foods for boxed lunches, the second series

in our development line includes products that have been developed in response to customer needs such as specialty eggs, low-fat milk, soy sauce in tabletop dispensers, and dried foods.

Through its "Want to eat deliciously" line, the Company, intends to "bring hearty foods and smiles to the table," continue to listen to the voices of its customers and develop products that enable a "delicious and convenient diet," a "delicious food culture," and a "delicious moment."

Retail Systems

Adoption of the new POS system

The Company has placed top priority on operational reforms of the stores and as part of its promotion to construct a system supporting the improvement of sales capabilities and operational efficiency, has commenced the adoption of the new POS system from April. The new system is scheduled to gradually spread to all stores on a regional basis from August.

With the new POS system, the Company intends to enhance customer satisfaction by shortening the time customers must wait in line at the cashier and the same time improve ordering accuracy by enabling the real time updating of data, which will, in turn, lead to the strengthening of the sales capabilities of the Company.

Full-scale launch of the new bonus points system

In order to enhance customer convenience and strengthen customer loyalty, since April of this year, the Company has adopted on a trial basis a new bonus points system at two of its stores. In August of this year eleven more stores adopted this system, and by the first half of 2007, it is expected to be adopted by all of its directly managed stores.

Under the new bonus points system, the bonus points card will be changed to the Company's new logo and card design ("Heart Point Card") and customers will be able to use the card to accumulate points at all sales floors and all stores adopting the new bonus points system, whereas under the old system customers could only use them at the food floors. By enabling customers to accumulate bonus points at all sales floors and all stores, the Company will further heighten the convenience of the customers.

Business Outlook

Outlook for the current interim period

Despite concerns about the effects of soaring crude oil prices and rising interest rates, during the current interim consolidated fiscal year Japan's economy saw improvements in corporate earnings and increased capital investment. In addition, although it has been showing certain signs of severity, the employment situation is also on the way to recovery, while individual consumption has been steadily growing. In the retail industry, however, despite the increasing trend in individual consumption, uncertainties about the future persist, including the effects of surging raw materials prices accompanying rising crude oil prices. Moreover with continuing competition and the effects of inclement weather, with long and heavy rainfalls during this period, retailers continue to operate in an extremely severe business environment.

Accordingly, the Group made a concerted effort to steadily implement the measures of the "Business Plan" and work toward the revitalization of the Daiei Group. Since last December the Group incorporated its heartfelt wish to "help in bringing affluence and happiness to the everyday lives of our customers" into the new slogan, "the supermarket that makes meals taste good," and has been striving to achieve stores that are closely linked to local communities.

In the retail business, mainly operated by the Company, it has been promoting structural reforms by continuing and accelerating the implementation of the measures it had been engaged in, to the end of improving profitability and further fortifying its sales capabilities through the enhancement of its on-site strengths.

In order to achieve it business vision, "Always Cheerful – My Store," which is intended to be a new retail style for Japan, all stores have pledged to become the No. 1 CS in the region by executing the "One Step, One Voice" campaign (becoming one step closer to the customers by greeting them). Additionally the Company has established a "Comprehensive Training Center" in five locations around the nation to educate its employees in providing services that satisfy its customers. Other specific efforts have been outlined above.

In the financial business, represented by OMC Card, Inc. (hereinafter "OMC"), the credit sales segment has been striving to expand card membership by cultivating new corporate clientele through such efforts as holding "Customer Relationship Management" Seminars for its corporate clients and working on expanding its membership base to include a wide range of customers through the issues of its newly designed "OMC Card (Heart Point),

which uses the Heart Point Card motif, and through online credit card membership applications from its website.

Moreover, in order to increase the rate of credit card usage, OMC has upgraded its services by continuing to hold its popular "OMC Special Benefits Days," in addition to renewing the "Waku Waku Bonus Points Present" system that allows card users to exchange their bonus points with gift certificates according to the amount of card shopping usage and extending the redeemable period from one year to two years, in addition to adding a greater selection of gifts to choose from.

In terms of other businesses, OPA Co., Ltd. was newly established through a spin-off in March 2006 to specialize in the management of commercial facilities as a means to enhance the business value of the Group's commercial facilities management business.

As far as the reorganization of the Group is concerned, withdrawals from and liquidation of non-core businesses have been completed almost according to plan as of February 2006, the end of the previous consolidated fiscal year. During the current interim consolidated fiscal year, the Group's consolidated subsidiary, The LOBELIA, Inc, entered into a capital and business partnership with CROSS PLUS INC. in April 2006, for the purpose of fortifying its product line-up and strengthening its business foundations.

Moreover in July 2006, the Company incorporated eleven of its consolidated subsidiaries in the real estate business with the aim of simplifying its management structure and improving business efficiency. In the same month, OMC, the Group's consolidated subsidiary, merged with Daiei Shoji Corporation in order to realize comprehensive life insurance sales operations and efficient organizational management through the synergistic effects of the merger. Additionally, to concentrate its management resources in its core businesses, the operations of two companies, including Asahi Building Management Services, Inc., were transferred.

Financial Review

Consolidated total assets at the end of the current interim consolidated fiscal period decreased by 107.7 billion yen compared to the end of the previous fiscal year to 1,235.6 billion yen, resulting from the decrease in fixed assets accompanying the sales of assets formerly held by the non-core businesses, the collection of guarantee money deposited, and other factors.

Consolidated net assets at the end of the current interim consolidated fiscal period increased by 48.4 billion yen to 161.0 billion yen (beginning from the current interim consolidated fiscal period, minority interests have been included in net assets; consequently the year-on-year increase computed in the previous year's standards would have amounted to 17.1 billion yen).

Consolidated interest-bearing debt decreased by 50.2 billion yen compared to the end of the previous consolidated fiscal year to 771.5 billion yen as a result of sales of real estate and investment securities. Moreover the Group's interest-bearing debt, excluding those of OMC, decreased by 61.4 billion yen to 351.9 billion yen.

As far as consolidated cash flow during the current interim consolidated fiscal period is concerned, 7.5 billion yen in net cash and cash equivalents (hereinafter "funds") were spent in operating activities (decrease of 19.3 billion yen spent in expenditure compared to the same period of the previous year) as a result of expenditures for business reconstruction.

In terms of cash flow from investment activities, funds increased to 31.9 billion yen (a decrease of 48.7 billion yen in income compared to the same period of the previous year) as a result of proceeds from the sales of fixed assets held including real estate and the sales of investment securities, and the return of guarantee money deposited.

As for cash flow from financing activities, funds decreased by 51.1 billion yen (a decrease of 29.9 billion yen in expenditure compared to the same period of the previous year) as a result of factors including the repayment of loans.

Consequently, funds decreased by 26.7 billion yen from the previous consolidated fiscal year end to total 142.6 billion yen as of the end of the current interim consolidated fiscal period.

Outlook for the entire year

In spite of the underlying tendency toward recovery in individual consumption, factors such as soaring crude oil prices are adding uncertainty to the future of the Company, and together with further intensification of competition, the Company believes that its business environment will continue to be, at best, unpredictable.

The Group therefore intends to proceed with its revitalization by promoting structural reforms with the reinforcement of its foodstuffs, the withdrawal from unprofitable categories, and the attracting of leading tenants as its basic policy, and through the continued implementation of reforms of its retail businesses. Moreover under its partnership with

Marubeni, the Company intends to reinforce its management structure and is confident that Marubeni's management expertise, borne out by its strength as a major trading house, will accelerate the growth strategies of the Company's core businesses, thereby further ensuring the business revitalization process and consequently enhancing the Company's enterprise value.

In the retail business centering on the Company, it intends to continue with activities to disseminate the New Daiei Group Mission and by executing the "One Step, One Voice" campaign with the aim of becoming the No. 1 CS in the region, strive to provide customers with service befitting Daiei.

The Company will continue to expand the new POS system and the new bonus points program in stages by area, thereby improving customer satisfaction and strengthening its sales capabilities.

As far as products are concerned, the Company will continue to aggressively promote its PB (Private Brand) products and strive to clarify its brand policy while nurturing and reinforcing its existing brands.

Store renovations will also be carried individually for each store, in order to construct sales floors, selection of goods, the appearance of stores, and a retail environment that match the store's scale and characteristics, thereby increasing the store's appeal to its customers.

To strengthen its sales capabilities, in addition to these store renovations, the Company intends to actively utilize expertise provided by outside sources and bring in outside tenants.

In the finance business, the Group will further reinforce its "card business," and at the same time utilize its database marketing and card processing strengths to the fullest extent, with the aim of achieving further strategic expansion of its "membership business" and "outsourcing business."

The Company projects an operating income of 1,290 billion yen, an ordinary income of 40 billion yen and net profit of 50 billion for the entire consolidated fiscal year

Financial Condition: Condensed Interim Consolidated Financial Statements

Interim Consolidated Balance Sheet

(Unit: million yen)

	Previous Interim Period (As of August 31,2005)	Current Interim Period (As of August 31, 2006)	Previous Fiscal Year (As of February 28, 2006)
(Assets)			
Current Assets:	**755,080**	**704,860**	**709,786**
Cash and cash equivalents	177,558	151,810	173,979
Notes and accounts receivable	155,796	144,764	141,992
Inventories	67,214	52,602	55,975
Deferred tax assets	15,603	13,436	11,954
Short-term loans	319,434	337,819	303,782
Others	52,688	46,506	56,666
Allowance for doubtful accounts	▲33,213	▲42,077	▲34,562
Fixed Assets:	**774,943**	**530,738**	**633,521**
Property and Equipment	439,325	303,258	365,805
Buildings and structures	158,638	104,449	134,253
Land	249,653	173,044	203,830
Others	31,034	25,765	27,722
Intangible Fixed Assets	33,519	26,489	30,546
Consolidated adjustment account	9,987	—	11,563
Goodwill	—	10,985	—
Others	23,532	15,504	18,983
Investments and Other Assets	302,099	200,991	237,170
Investment securities	32,804	23,645	24,332
Guarantee money deposited	246,447	170,263	206,330
Deferred tax assets	4,274	1,809	2,223
Others	77,605	38,108	43,601
Allowance for doubtful accounts	▲59,031	▲32,834	▲39,316
Total Assets	**1,530,023**	**1,235,598**	**1,343,307**

	Previous Interim Period (As of August 31, 2005)	Current Interim Period (As of August 31, 2006)	Previous Fiscal Year (As of February 28, 2006)
(Liabilities)			
Current Liabilities	**396,680**	**447,763**	**454,963**
Notes payable and accounts payable-trade	125,137	92,664	99,223
Short-term borrowings	63,562	83,092	61,230
Current portion of long-term debt	109,252	182,397	200,563
Accrued expenses	25,995	26,437	28,164
Others	72,734	63,173	65,783
Fixed Liabilities	**988,265**	**626,814**	**744,425**
Long-term debt, less current portion	720,829	505,977	559,909
Guarantee money received	38,320	27,894	35,906
Employees retirement benefits	29,228	22,840	25,004
Allowance for business revitalization	168,952	44,500	95,963
Others	30,936	25,603	27,643
Total Liabilities	**1,384,945**	**1,074,577**	**1,199,388**
(Net Assets)			
Shareholders' Equity	**94,747**	**109,608**	**91,653**
Capital stock	56,517	56,517	56,517
Capital surplus	175,851	56,501	175,851
Retained earnings	▲134,714	▲481	▲137,794
Treasury stock	▲2,907	▲2,929	▲2,921
Gains/losses from valuations and exchange adjustments	**21,757**	**15,961**	**20,979**
Net unrealized gain on available-for-sale securities	3,647	1,089	1,486
Land revaluation surplus	17,401	14,796	19,427
Deferred gain on derivatives accounted for under hedge accounting	—	1	—
Foreign currency translation adjustments	709	75	66
Minority Interests	**28,574**	**35,452**	**31,287**
Total Net Assets	**145,078**	**161,021**	**143,919**
Total Liabilities and Net Assets	**1,530,023**	**1,235,598**	**1,343,307**

(Note)

Starting from the current interim fiscal period, the "Shareholders' Equity Section" is represented as the "Net Assets Section". In order to facilitate the comparison with figures from the previous interim period and the previous fiscal year, Shareholders' Equity from the previous interim period and the previous fiscal year have been converted to the current standards and included. Under the former method of presentation, the amount equivalent to the Total Net Assets of 145,078 million yen for the previous interim period would be 28,574 million in Minority Interests and 116,504 million yen in Total Shareholders' Equity; while the Total Net Assets

of 143,919 million yen for the previous fiscal year would be 31,287 million yen in Minority Interests and 112,632 million yen in Total Shareholders' Equity.

Interim Consolidated Statement of Changes in Shareholders' Equity

(Unit: million yen)

Current Interim Consolidated Fiscal Period (From March 1, 2006 to August 31, 2006)	Shareholders' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of February 28, 2006	58,517	175,851	▲137,794	▲2,921	91,653
Changes during the interim fiscal period					
Reversal for compensation of losses		▲119,351	119,351		-
Reversal of land revaluation surplus			4,631		4,631
Directors' bonuses from appropriation of profit			▲21		▲21
Interim net profit			13,353		13,353
Disposal of treasury stock			▲0	1	1
Acquisition of treasury stock				▲9	▲9
Changes (net amount) of items other than shareholders' equity during the interim fiscal period					
Total changes during the interim period		▲119,351	137,314	▲8	17,955
Balance as of August 31, 2006	56,517	56,501	▲481	▲2,929	109,608

Current Interim Consolidated Fiscal Period(From March 1, 2006 to August 31, 2006)	Gains/losses from valuations and exchange adjustments					Minority interests	Total net assets
	Unrealized gain/loss on other available-for-sale securities	Deferred hedge gain /losses	Land re-valuation surplus	Foreign currency translation adjustments	Total gains /losses from valuations and exchange adjustments		
Balance as of February 28, 2006	1,488	-	19,427	66	20,979	31,287	14,919
Changes during the interim fiscal period							
Reversal for compensation of losses							-
Reversal of land revaluation surplus			▲4,631		▲ 4,631		-
Directors' bonuses from appropriation of profit							▲ 21
Interim net profit							13,353
Disposal of treasury stock							1
Acquisition of treasury stock							▲ 9
Changes (net amount) of items other than shareholders' equity during the interim fiscal period	▲397	1		9	▲ 387	4,165	3,778
Total changes during the interim period	▲397	1	▲ 4,631	9	▲ 5,018	4,165	17,102
Balance as of August 31, 2006	1,089	1	14,798	75	15,961	35,452	161,021

Interim Consolidated Statement of Operations

(Unit: million yen)

	Previous Interim Period (From March 1, 2005 to August 31, 2005)	Current Interim Period (From March 1, 2006 to August 31, 2006)	Previous Fiscal Year (From March 1, 2005 to February 28, 2006)
Operating revenues	**865,171**	**672,112**	**1,675,127**
Net sales	745,008	551,530	1,431,508
Other operating income	120,163	120,582	243,619
Cost of revenues	547,832	391,165	1,050,785
Gross operating profit	317,339	280,947	624,342
Selling, general and administrative expenses	299,405	255,497	579,815
Income from operations	17,934	25,450	44,527
Non-operating revenue	2,067	2,169	3,814
Non-operating expenses	11,439	8,019	24,073
Net interest expenses	8,453	6,495	16,163
Ordinary profit	**8,562**	**19,600**	**24,268**
Extraordinary profit	444,718	42,819	498,996
Extraordinary loss	25,290	42,567	82,762
Net interim income (current) before taxes and minority interests	427,990	19,852	440,502
Corporate, local and enterprise taxes	1,900	4,154	3,025
Adjustment for corporate taxes	5,230	▲3,777	10,409
Minority interests	6,646	6,122	13,908
Interim (current) net income	**414,214**	**13,353**	**413,160**

Interim Consolidated Statement of Cash Flows

(Unit: million yen)

	Previous Interim Period (From March 1, 2005 to August 31, 2005)	Current Interim Period (From March 1, 2006 to August 31, 2006)	Previous Fiscal Year (From March 1, 2005 to February 28, 2006)
Cash flows from operating activities	▲26,833	▲7,516	12,005
Cash flows from investing activities	80,688	31,944	115,526
Cash flows from financing activities	▲81,007	▲51,142	▲163,213
Foreign currency translation adjustments on cash and cash equivalents	624	-	977
Net decrease in cash and cash equivalents	▲26,528	▲26,714	▲34,705
Cash and cash equivalents at beginning of the Period	204,151	169,336	204,151
Net decrease in cash and cash equivalents due to elimination of consolidated subsidiary	▲110	-	▲110
Cash and cash equivalents at end of interim period (the end of the accounting period)	177,513	142,622	169,336

(Note) Amounts included in the Interim Consolidated Balance Sheet, the Interim Consolidated Statement of Operations, the Interim Consolidated Statement of Changes in Shareholders' Equity, the Interim Consolidated Statement of Cash Flows and Segment Information have been rounded off to the nearest million yen.

(Scope of consolidation)

Consolidated subsidiaries 63

Major companies OMC Card, Inc., Gourmet City Kanto, and Gourmet City Kinki

(Application of equity accounting)

Affiliates accounted for under equity accounting 11

Major companies Maruetsu, Inc., Fujisoft DIS Co., Ltd.

Segment Information (Current Interim Period)

(Unit: million yen)

	Retail	Finance	Others	Total	Elimination or corporate	Consolidations
Operating revenues	**526,841**	**83,509**	**104,167**	**714,517**	**(42,405)**	**672,112**
Customers	521,218	77,046	73,848	672,112	-	672,112
Intersegment sales and transfers	5,623	6,463	30,319	42,405	(42,405)	-
Operating expenses	**523,881**	**65,297**	**99,889**	**689,067**	**(42,405)**	**646,662**
Operating income	**2,960**	**18,212**	**4,278**	**25,450**	**(-)**	**25,450**

(Note) Beginning from this current interim period, changes have been made in segment categories.

Financial Condition: Condensed Interim Non-consolidated Financial Statements

Interim Non-consolidated Balance Sheet

(Unit: million yen)

	Previous Interim Period (As of August 31, 2005)	Current Interim Period (As of August 31, 2006)	Previous Fiscal Year (As of February 28, 2006)
(Assets)			
Current assets	**683,811**	**243,892**	**412,525**
Fixed assets	**501,149**	**451,005**	**424,572**
Property and equipment	187,210	228,521	165,615
Intangible fixed assets	4,350	4,271	2,966
Investments and other assets	309,589	218,213	255,990
Total Assets	1,184,959	694,897	837,097
(Liabilities)			
Current liabilities	**136,708**	**114,523**	**97,663**
Fixed liabilities	**902,453**	**458,117**	**626,987**
Total liabilities	1,039,160	572,640	724,650
(Net Assets)			
Shareholders' equity	**128,321**	**107,460**	**93,019**
Capital stock	56,517	56,517	56,517
Capital surplus	175,365	56,014	175,365
Retained earnings	▲103,510	▲3,257	▲138,779
Treasury stock	▲51	▲1,814	▲84
Gains/losses from valuations and exchange adjustments	**17,478**	**14,797**	**19,428**
Net unrealized gain on available-for-sale securities	77	1	1
Land revaluation surplus	17,401	14,796	19,427
Total Net Assets	**145,799**	**122,257**	**112,447**
Total Liabilities and Net Assets	**1,184,959**	**694,897**	**837,097**

(Note)

Starting from the current interim fiscal period, the "Shareholders' Equity Section" is represented as the "Net Assets Section." In order to facilitate the comparison with figures from the previous interim period and the previous fiscal year, Shareholders' Equity from the previous interim period and the previous fiscal year have been converted to the current standards and included.

Interim Non-consolidated Statement of Operations

(Unit: million yen)

	Previous Interim Period (From March 1, 2005 to August 31, 2005)	Current Interim Period (From March 1, 2006 to August 31, 2006)	Previous Fiscal Year (From March 1, 2005 to February 28, 2006)
Operating revenues	**612,471**	**443,579**	**1,175,468**
Net sales	586,885	422,521	1,126,833
Other operating income	25,586	21,058	48,635
Cost of revenues	458,235	318,185	877,252
Gross operating profit	154,236	125,394	298,216
Selling, general and administrative expenses	160,074	124,514	304,406
Income from operations	▲5,838	880	▲6,190
Non-operating revenue	11,513	6,791	21,113
Non-operating expenses	9,433	7,369	17,881
Ordinary profit	**▲3,759**	**302**	**▲2,958**
Extraordinary profit	431,863	51,623	468,051
Extraordinary loss	25,087	44,175	97,680
Net interim income (current) before taxes and minority interests	403,017	7,750	367,413
Corporate, local and enterprise taxes	272	▲351	478
Adjustment for corporate taxes	▲353	▲3,438	▲2,920
Interim (current) net income	**403,098**	**11,539**	**369,855**

Interim Non-consolidated Statement of Changes in Shareholders' Equity

(Unit: million yen)

Current Interim Fiscal Period (From March 1, 2006 to August 31, 2006)	Shareholders' equity					
	Capital stock	Capital surplus		Retained earnings	Treasury stock	Total shareholders' equity
		Capital reserve	Other capital surplus	Retained earnings to be carried forward		
Balance as of February 28, 2006	56,517	56,014	119,351	▲138,779	▲84	93,019
Changes during the interim fiscal period						
Reversal for compensation of losses		-	▲119,351	119,351		-
Reversal of land revaluation surplus				4,631		4,631
Interim net profit				11,539		11,539
Disposal of treasury stock				▲0	1	1
Acquisition of treasury stock					▲9	▲9
Changes due to merger with subsidiary					▲1,721	▲1,721
Changes (net amount) of items other than shareholders' equity during the current interim period						
Total changes during the interim l period			▲119,351	135,521	▲1,729	14,441
Balance as of August 31, 2006	56,517	56,014	-	▲3,257	▲1,814	107,460

Current Interim Fiscal Period (From March 1, 2006 to August 31, 2006)	Gains/losses from valuations and exchange adjustments				Total net assets
	Unrealized gain/loss on other available-for-sale securities	Deferred hedge gain/losses	Land re-valuation surplus	Total gains/losses from valuation and exchange adjustments	
Balance as of February 28, 2006	1	-	19,427	19,428	112,447
Changes during the interim fiscal period					
Reversal for compensation of losses					-
Reversal of land revaluation surplus			▲4,631	▲4,631	-
Interim net profit					11,539
Disposal of treasury stock					1
Acquisition of treasury stock					▲9
Changes due to merger with subsidiary					▲1,721
Changes (net amount) of items other than shareholders' equity during the current interim period	▲0	0		0	0
Total changes during the interim l period	▲0	0	▲4,631	▲4,631	9,810
Balance as of August 31, 2006	1	0	14,796	14,797	122,257

(Note) Amounts included in the Interim Balance Sheet, the Interim Statement of Operations and the Interim Statement of Changes in Shareholders' Equity have been rounded off to the nearest million yen.

Corporate Profile /Stock Information

Corporate Profile (as of August 31, 2006)

Company Profile

Company Name:	The Daiei, Inc.
Date of Establishment:	April 10, 1957
Capital:	56,517,235,250 yen
Number of employees:	6,019
Number of stores:	209

Major Offices

Head Office:	4-1-1, Minatojima Nakamachi
	Chuo-ku, Kobe 650-0046
Headquarters:	2-2-20, Toyo, Koto-ku
	Tokyo 135-0016
Inquiries:	(03) 6388-7272

Board of Directors and Officers:

Chairman of Executive Director

Fumiko Hayashi

President of Executive Director

Toru Nishimi

Managing Director

Kouji Yamazaki (Products and Business Planning)

Directors

Yoshiaki Takahashi (Personnel Affairs, Personnel Training, Administrative Affairs, and Legal Affairs)

Keiji Nakamae (Western Japan GMS)

Akira Minami (Finance, Accounting, and Systems Logistics)

Hiroyuki Ozaki (Eastern Japan GMS)

Outside Directors

Akira Matsuda

Tetsuro Sakamoto

Corporate Auditors (Full-time)

Toshihiko Mori*

Eisuke Nagai

Takuho Shimodaira*

(Notes)

1. At the Extraordinary Meeting of Shareholders held on October 6, 2006, Yasuyuki Higuchi resigned from the post of President & Chief Operating Officer and was appointed as Advisor. On August 31, 2006,

Toshihiko Aizawa, Shoichiro Onishi and Masahiro Matsuoka resigned, respectively, as Directors and Tatsuhiko Hamamoto resigned as Corporate Auditor.

2. Corporate Auditors marked with * are Outside Corporate Auditors.

Stock Information

State of stocks

Total Number of authorized shares

307,000,000 shares

Common stock ...207,000,000 shares

Class-*Kou* shares...100,000,000 shares

Number of outstanding shares

199,038,787 shares

Common stock...99,304,837 shares

Class-*Kou* shares...99,733,950 shares

Number of shareholders

Common stock...85,794

Class-*Kou* shares...3

Principal Shareholders (Common stock)

Name of shareholder	Amount of equity in the Company	
	Number of shares held (thousand shares)	Percentage of voting rights (%)
DRF Limited	23,292	11.79
Marubeni Retail Investment Co., Ltd.	9,951	5.04
The Master Trust Bank of Japan, Ltd. (Trust Account)	6,319	3.20
Bank of New York, GGM Client Accounts EISG	4,233	2.14
Bank of Tokyo - Mitsubishi UFJ	1,803	0.91
Marubeni Foods Investment Co., Ltd.	1,739	0.88
Morgan Stanley & Co., Inc.	1,641	0.83
Japan Securities Finance Co., Ltd.	1,523	0.77
The Nomura Trust and Banking Co., Ltd. (Trust Account)	1,272	0.64
Morgan Stanley & Co. International, Ltd.	1,260	0.64

(Notes)

1. As of August 31, 2006, the Company's shares with voting rights are common shares and Class-A shares, and the total number of voting rights is 3,950,208. One of the Company's voting rights is equivalent to 50 shares.
2. Marubeni holds 33.67% of the Company's voting rights including Class-A shares, while 23.59% is held by DRF Limited, and 10.08% is held by Marubeni Retail Investment.

Distribution of shareholders by type (Common Stock)

Total Number of Common stock

99,304 thousand shares

- Other entities 37.65% (37,388 thousand shares)
- Individuals, others 21.40% (21,256 thousand shares)
- Financial institutions 16.15% (16,025 thousand shares)
- Foreign entities 23.40% (23,241 thousand shares)
- Securities companies 1.40% (1,393 thousand shares)

Shareholders' Memo

Fiscal year: From March 1 to February 28 of the following year

Ordinary General Meeting of Shareholders: Held in May every year

Day of reckoning: Ordinary General Meeting of Shareholders...Last day of February of every year
Year-end dividends...Last day of February of every year
Interim dividends...August 31 of every year
Other dates determined by prior announcement as necessary

Transfer Agent: Sumitomo Trust & Banking Co., Ltd.
4-5-33, Kitahama, Chuo-ku, Osaka

Administrative Handling Office of the Transfer Agent:
Stock Transfer Agency Department, Sumitomo Trust & Banking Co., Ltd.
4-5-33, Kitahama, Chuo-ku, Osaka

Mailing Address: Stock Transfer Agency Department, Sumitomo Trust & Banking Co., Ltd.
1-10, Nikkocho, Fuchu-shi, Tokyo 183-8701

Telephone Inquiries: Requests for address change forms and other forms: 0120-175-417
Other inquiries: 0120-176-417

Web page address: http://www.sumitomotrust.co.jp/STA/retail/service/daiko/index.html

Notifying Offices for the Transfer Agent: All branches of Sumitomo Trust & Banking Co., Ltd.

Method of public notice: The method of electronic public notices will be employed. If for unforeseeable reasons electronic public notice is not possible, notices will be placed in the Nihon Keizai Shimbun.

Web page address for public address: http://www.daiei.co.jp/corporate/ir/

Stock Listings: Osaka, Tokyo, Nagoya, Fukuoka, Sapporo

One Unit Share: 50 shares

Purchasing back or further purchasing of shares of less than One Unit Share: For requests to purchase back or further purchase shares of less than One Unit (one to 49 shares), please contact the above administrative handling offices of the Transfer Agent. Those shareholders using the Securities Depository System should contact their securities company.